UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-1 and Rule 13e-3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL INC.

(Name of Subject Company (Issuer))

HEXAGON CANADA ACQUISITION INC.

(as Offeror)

HEXAGON AB

 (as Parent of Offeror)

(Names of Filing Persons)

Common Shares	669954109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Edwin S. Maynard, Esq.

Ariel J. Deckelbaum, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

With a Copy to

Brett Cooper, Esq.	Kenneth G. Ottenbreit, Esq.
Orrick, Herrington & Sutcliffe LLP	Stikeman Elliott LLP
405 Howard Street	Tower 56, 14th Floor
San Francisco, CA 94105-2625	126 East 56th Street
(415) 773-5700	New York, NY 10022
(212) 371-8855

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
$463,654,850.00	$14,234.20

*     Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of  U.S. $50.00 per share by 9,273,097 shares of common stock, no par value per share, of NovAtel Inc. (“NovAtel”) (including 639,061 shares issuable upon exercise of options and up to a maximum of 1,325 shares that may be issued pursuant to outstanding retired share units) as of October 8, 2007, as represented by NovAtel in the Subscription and Support Agreement, dated as of October 8, 2007, between NovAtel and Hexagon AB (“Hexagon”).

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to a tender offer by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned subsidiary of Hexagon, pursuant to Rule 14d-1 and 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the outstanding shares of common stock, no par value per share (“Shares”), of NovAtel, not owned by the Offeror or Hexagon, at a price of  U.S. $50.00 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase For Cash, dated October 8, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively the “Offer”), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided therein.

ITEM 1.	SUMMARY TERM SHEET

Reference is made to the information set forth in the Offer to Purchase under the heading “SUMMARY TERM SHEET,” which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is NovAtel Inc., a corporation incorporated under the federal laws of Canada. The address of the principal executive offices of NovAtel is 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, and the telephone number of NovAtel is 403-295-4500. Reference is made to the information set forth in the Offer to Purchase under the heading “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” “DEFINITIONS—Shares” and “THE OFFER—Section 1. The Offer,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “CIRCULAR—Section 18. Price Range and Trading Volumes of the Shares,” which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon,” “CIRCULAR—Section 4. Agreements Relating to the Offer” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference. The address and principal executive offices of Hexagon is Cylindervagen 12, Nacka Strand, Sweden SE-131 26 and its telephone number is + 46 8 601 26 20. The address of the principal executive offices of the Offeror is c/o Hexgon, Cylindervagen 12, Nacka Strand, Sweden SE-131 26 and its telephone number is + 46 8 601 26 20. Under a potential interpretation of Rule 13e-3 under the Exchane Act governing “going private” transactions, either the Offeror or Hexagon, or both, may be demed to be an affiliate of NovAtel. Hexgon and the Offeror are filing this statement solely for the purposes of complying with the requirements of Rule 13e-3 under the Exchange Act. Hexagaon’s and the Offeror’s compliance with the requirements of Rule 13e-3 under the Exchange Act does not costitute the admission by either Hexagon or the Offeror that either of them, or both, is, or should be deemed as an affiliate of NovAtel for the purpose of the Offer.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference.

Information relating to the transaction has been made available with the Securities and Exchange Commision (“Commision”). Such documents are available at www.sec.gov.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “THE OFFER—Section 1. The Offer,” “THE OFFER—Section 2. Time for Acceptance,” “THE OFFER—Section 3. Manner for Acceptance,” “THE OFFER—Section 4. Conditions of the Offer,” “THE OFFER—Section 5. Extension, Variation or Change in the Offer,” “THE OFFER—Section 6. Take up of and Payment for Deposited Shares,” “THE OFFER—Section 7. Right to Withdrawal Deposited Shares,” “CIRCULAR—Section 21. Acquisition of Shares Not Deposited Under the Offer,” “CIRCULAR—Section 22. Certain Canadian Federal Income Tax Considerations,” and “CIRCULAR—Section 23. Certain U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 13. Beneficial Ownership of and Trading in Shares of NovAtel,” “CIRCULAR—Section 14. Commitments to Acquire Shares of NovAtel” and “CIRCULAR—Section 15. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 6. Purpose, Alternatives and Reasons for the Offer,” “CIRCULAR—Section 7. Plans for NovAtel,” “CIRCULAR—Section 17. Certain Information Concerning NovAtel and its Shares” and “CIRCULAR—Section 19. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure,” which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “CIRCULAR—Section 12. Sources of Funds,” which is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 15. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” “CIRCULAR—Section 13. Beneficial Ownership of and Trading in Shares of NovAtel,” “CIRCULAR—Section 14. Commitments to Acquire Shares of NovAtel” and in the Directors’ Circular (attached as Exhibit (a)(4) hereto) under the headings “Directors’ Circular—TRADING IN SECURITIES OF NOVATEL” and “Directors’ Circular—ISSUANCES OF SECURITIES OF NOVATEL,” which is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 8. Recommendation of the Board of Directors, “CIRCULAR—Section 10. Third Party Evaluation and Opinion,” “CIRCULAR—Section 24. Certain Fees and Expenses,” which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) N/A

(b) N/A

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) N/A

(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 19. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” and “CIRCULAR—Section 20. Regulatory Matters,” which is incorporated herein by reference.

(a)(3)-(5) N/A

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “CIRCULAR—Section 11. Projected Financial Information with Respect to NovAtel,” which is incorporated herein by reference.

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS

See Exhibit Index immediately following signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2. Subject Company Information

(d) Reference is made to the information set forth in the Offer to Purchase under the heading “CIRCULAR—Section 17. Certain Information Concerning NovAtel and its Shares,” which is incorporated herein by reference.

(e) Neither Hexagon nor the Offeror has made an underwritten public offering of the subject securities for cash during the past three years.

(f) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 13. Beneficial Ownership of and Trading in the Shares of NovAtel” and “CIRCULAR—Section 15. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

Item 4. Terms of the Transaction

(c) Reference is made to the information set forth in the Directors’ Circular under the heading “Directors’ Circular—ARRANGEMENTS BETWEEN NOVATEL AND ITS DIRECTORS AND SENIOR OFFICERS,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “THE OFFER—Section 1. The Offer,” “CIRCULAR—Section 21. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

(e) Neither Hexagon nor the Offeror made any provisions in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person. Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY,” and “THE OFFER—Section 1. The Offer,” which is incorporated herein by reference.

(f) N/A

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(c), (e) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 5. Treatment of Options and RSUs” and “CIRCULAR—Section 15. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 7. Plans for NovAtel,” “CIRCULAR—Section 19. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” and “CIRCULAR—Section 21. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY” and “CIRCULAR—Section 19. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure,” which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)-(d) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3.

Background of the Offer,” “CIRCULAR—Section 6. Purpose, Alternatives and Reasons for the Offer,” “CIRCULAR—Section 7. Plans for NovAtel,” “CIRCULAR—Section 19. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” and “CIRCULAR—Section 21. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)-(f) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 6. Purpose, Alternatives and Reasons for the Offer,” “CIRCULAR—Section 8. Recommendation of the Board of Directors,” “CIRCULAR—Section 9. Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer,” “CIRCULAR—Section 10. Third Party Evaluation” and “THE OFFER—Section 4. Conditions of the Offer,” and the Directors’ Circular under the headings “Directors’ Circular—RECOMMENDATION OF THE BOARD OF DIRECTORS,” “Directors’ Circular—REASONS FOR THE RECOMMENDATION,” “Directors’ Circular—FAIRNESS OPINION,” “Directors’ Circular—PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” and “Directors’ Circular—DIRECTORS’ APPROVAL,” which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer” and “CIRCULAR—Section 10. Third Party Evaluation,” and in the Directors’ Circular under the headings “Directors’ Circular—FAIRNESS OPINION” and “Directors’ Circular—PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED,” which is incorporated herein by reference.

(c) Copies of any documents filed by NovAtel in connection with the Offer will be available free of charge at the Security and Exchange Commision’s (“Commission”) website at www.sec.gov, from NovAtel at www.novatel.ca or from the information agent, Morrow & Co., by calling (800) 607-0088.

Item 10. Source and Amount of Funds or Other Consideration

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “CIRCULAR—Section 5. Treatment of Options and RSUs” and “CIRCULAR—Section 24. Certain Fees and Expenses,” which is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d), (e) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY” and “CIRCULAR—Section 8. Recommendation of the Board of Directors,” which is incorporated herein by reference.

Item 13. Financial Statements

(a)(1) The audited consolidated financial statements of NovAtel as of and for the fiscal years ended December 31, 2006 and 2005 are incorporated herein by reference from NovAtel’s Annual Report on Form 20-F (File No. 000-29004) filed with the Commission on May 9, 2007.

(a)(2) The unaudited consolidated financial statements of NovAtel for the six month period ended June 30, 2007 are incorporated herein by reference of NovAtel’s Quarterly Report on Form 6-K (File No. 000-29004) filed with the Commission on August 10, 2007.

(a)(3) Ratio of earnings to fixed charges, is set forth in the Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(a)(4) Book value per share is set forth in the Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(b) The pro-forma information disclosing the effect of the transaction is not material and therefore is not presented herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(b) Except as disclosed in the Directors’ Circular, in connection with the Offer contemplated hereby, Hexagon, the Offeror and NovAtel have not, as of the date hereof, employed, retained or compensated other persons to make solicitations or recommendations to the holders of Shares. The boards of directors of Hexagon and the Offeror were assisted by a working group of senior finance, accounting and legal personnel from Hexagon. While no specific use of corporate assets of NovAtel is contemplated by Hexagon, the Offeror or NovAtel in connection with the Offer, it is possible that some such use, none of which is expected to be material, may occur.

Item 16. Exhibits

See Exhibit Index immediately following signature page.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 19, 2007 that the information set forth in this statement is true, complete and correct.

HEXAGON CANADA ACQUISITION INC.

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: Vice President & Secretary

HEXAGON AB

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: General Counsel & Attorney-in-Fact

NOVATEL INC.

By:

/s/ Jonathan W. Ladd
Name: Jonathan W. Ladd
Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase For Cash, dated October 19, 2007.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Directors’ Circular, dated October 19, 2007.

(a)(5)	Press release by Hexagon, dated October 19, 2007, announcing the commencement of the Offer.

(a)(6)	Press release relating to Hexagon proposed acquisition of NovAtel, announced by Hexagon on October 8, 2007.*

(a)(7)	Powerpoint presentation that accompanied a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.*

(a)(8)	Transcript of a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.*

(a)(9)	Press release relating to Hexagon proposed acquisition of NovAtel, announced by NovAtel on October 8, 2007.**

(a)(10)	Email communication to the employees of NovAtel regarding the proposed acquisition by Hexagon.**

(a)(11)	Transcript of October 8, 2007 conference call regarding Hexagon’s proposed acquisition of NovAtel.**

(a)(12)	Letter to Shareholders of NovAtel, dated October 19, 2007.***

(a)(13)	Request for Taxpayer Identification Number and Certification on Form W-9 (including guidelines).

(a)(14)	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN (including guidelines).

(c)	Savvian - Presentation to the Special Committee of the Board of Directors, dated October 7, 2007.

(d)(1)	Subscription and Support Agreement, dated October 8, 2007, by and between Hexagon and NovAtel.

(d)(2)	4% Senior Unsecured Convertible Debenture Issued by NovAtel in favor of Hexagon, dated as of October 17, 2007.

(d)(3)	Assignment, Assumption and Novation Agreement, by and among Hexagon, Offeror and NovAtel, dated as of October 18, 2007.

(d)(4)	Strategic Cooperation Agreement, by and among Leica Geosystems A.G., NovAtel,

CMC Electronics Inc. and Oncap L.P., dated as of April 5, 2003 (previously filed with the SEC as Exhibit 10.14 to NovAtel’s Annual Report on Form 20-F on May 27, 2004 (File No. 000-29004)).

(f)	Shareholders’ rights under compulsory acquisition - Section 206 and 206.1 of Part XVII of the Canadian Business Corporation Act.

(i)	Power of Attorney.

	*	Previously filed with the SEC as an Exhibit to Hexagon’s Schedule TO-c on October 9, 2007 (File No. 005-50460).

	**	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 9, 2007 (File No. 005-50460).

	***	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 19, 2007 (File No. 005-50460).